EXHIBIT 99.1


THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the course of action to take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of Irish resident Shareholders, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act, 1995 of Ireland or the Stock Exchange Act, 1995 of Ireland and, in the case of United Kingdom resident Shareholders, an independent financial adviser duly authorised under the Financial Services and Markets Act 2000 of the United Kingdom).


If you have sold or otherwise transferred your entire holding of Ordinary Shares or American Depositary Shares in Elan Corporation, plc, please pass this document, together with the accompanying Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee as soon as possible.


This document should be read in conjunction with the Circular to Shareholders dated 24 February, 2003 which contained information relating to Sonata and Skelaxin and the Elan Group which is not repeated, nor, save for the disclosure of the Amended Terms, updated herein.


The Directors of Elan, whose names appear on page 4, accept responsibility for all the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.


Each of Morgan Stanley & Co. Limited, which is regulated in the United Kingdom by the Financial Services Authority, and Davy Corporate Finance Limited and Davy Stockbrokers, each of whom are regulated in Ireland by the Irish Financial Services Regulatory Authority, is acting exclusively for Elan Corporation, plc and for no one else (including any recipient of this document) in relation to the Disposal and will not be responsible to any other person for providing the protection afforded to customers of Morgan Stanley & Co. Limited, Davy Corporate Finance Limited or Davy Stockbrokers, respectively, or for providing advice in relation to the Disposal or any other matter referred to herein.

--------------------------------------------------------------------------------






                                      elan

                              Elan Corporation, plc

  (Incorporated and Registered in Ireland under the Companies Act, 1963 to 2001
                          -- Registered Number 30356)

              Letter Relating to the Amended Terms of the Disposal
               of Certain Commercial Rights to Sonata and Skelaxin
                          and Certain Associated Assets

                                       and

                     Notice of Extraordinary General Meeting

--------------------------------------------------------------------------------

Your attention is drawn to the Letter from the Chairman which is set out on pages 4 to 7 of this document and which contains a recommendation to vote in favour of the Resolution to approve the Disposal on the Amended Terms to be proposed at the Extraordinary General Meeting.


A notice of an Extraordinary General Meeting of the Company to be held at The Davenport Hotel, Merrion Square, Dublin 2, Ireland at 10.30 a.m. on 12 June, 2003 is contained at the end of this document. A Form of Proxy for use at the meeting is enclosed which, if you wish to appoint a proxy, should be completed and signed in accordance with the instructions printed thereon and, in the case of holdings of Ordinary Shares, returned to the Company's Registrar, Computershare Investor Services (Ireland) Limited, at PO Box 954, Business Reply Centre, Dublin 18, Ireland (if delivered by post) or at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland (if delivered by hand), as soon as possible, but in any event so as to be received no later than 10.30 a.m. on 10 June, 2003. Holders of American Depositary Shares wishing to appoint a proxy, should complete and sign the Form of Proxy and return it to the Company's ADR Depositary, The Bank of New York, 101 Barclay Street, New York, NY 10011, United States, as soon as possible, but in any event so as to be received no later than the close of business in New York on 6 June, 2003.

                                    CONTENTS

                                                                            Page

Expected Timetable of Principal Events                                        2

Definitions                                                                   3

Letter from the Chairman                                                      4

Appendix - Additional Information                                             8

Notice of Extraordinary General Meeting                                      10










                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of proxies representing         close of business in New York on
     registered holders of American Depositary Shares(1)                             6 June, 2003

Latest time and date for receipt of proxies representing
     registered holders of Ordinary Shares(2)                         10.30 a.m. on 10 June, 2003

Time and date of Extraordinary General Meeting                        10.30 a.m. on 12 June, 2003



(1) Receipt by the ADR Depositary, The Bank of New York.
(2) Receipt by the Registrar, Computershare Investor Services (Ireland) Limited.

                                   DEFINITIONS

In this document and save for the words and expressions identified below which shall have the following meanings, words and expressions defined in the Circular dated 24 February, 2003 shall have the same meanings herein unless the context otherwise requires or unless it is otherwise specifically provided.


"Amended Terms"                              the revised terms of the Disposal
                                             as per the Amendment Agreement,
                                             details of which are contained in
                                             this document;

"Amendment Agreement"                        the Amended and Restated Asset
                                             Purchase Agreement dated 19 May,
                                             2003 by and among the Elan parties
                                             and the King parties;

""B" Executive Shares"                       the 21,375 "B" Executive Shares of
                                             nominal value (euro)0.05 each in
                                             issue as at 20 May, 2003 (being the
                                             latest practicable date prior to
                                             publication of this document)
                                             conferring on the holders thereof
                                             the same voting rights as those
                                             associated with holders of Ordinary
                                             Shares;

"Circular"                                   the document issued to Shareholders
                                             dated 24 February, 2003 relating to
                                             the Disposal on the Original Terms;

"Closing Date"                               the date of the Closing;

"Completion" or "Closing"                    completion of the Disposal in
                                             accordance with the Amended Terms;

"Executive Shares"                           the 1,000 Executive Shares of
                                             nominal value (euro)0.0125 each in
                                             issue as at 20 May, 2003 (being the
                                             latest practicable date prior to
                                             publication of this document);

"existing issued ordinary share
capital" the 350,464,537 Ordinary Shares in the capital of the Company in issue as at 20 May, 2003 (being the latest practicable date prior to publication of this document);

"Extraordinary General Meeting"
or "EGM" the extraordinary general meeting of the Company to be held at The Davenport Hotel, Merrion Square, Dublin 2, Ireland, at 10.30 a.m. on 12 June, 2003 for the purpose of considering and if thought fit, approving the Disposal on the
                                             Amended Terms;

"Form of Proxy"                              the form of proxy for use at the
                                             EGM, which accompanies this
                                             document;

"FTC"                                        the US Federal Trade Commission;

"Morgan Stanley"                             Morgan Stanley & Co. Limited;

"Original Terms"                             the terms of the Disposal as per
                                             the Asset Purchase Agreement dated
                                             30 January, 2003; and

"Resolution"                                 the ordinary resolution to be
                                             proposed at the EGM.

                            LETTER FROM THE CHAIRMAN



                                      elan

                              Elan Corporation, plc

        (Incorporated and Registered in Ireland under the Companies Act,
                     1963 to 2001--Registered Number 30356)

Directors                                            Registered and Head Office:
Garo H. Armen, Ph.D. (Chairman)*                                   Lincoln House
G. Kelly Martin (President and Chief Executive Officer)            Lincoln Place
Brendan E. Boushel*                                                     Dublin 2
Laurence G. Crowley*                                                     Ireland
William F. Daniel
Alan R. Gillespie, Ph.D.*
Ann Maynard Gray*
John Groom*
Kieran McGowan*
Kevin M. McIntyre, M.D.*
Kyran McLaughlin*
Dennis J. Selkoe, M.D.*
The Honourable Richard L. Thornburgh*
Daniel P. Tully*

* denotes non-executive

                                                                    22 May, 2003

To the holders of Ordinary Shares, American Depositary Shares and "B" Executive Shares and, for information only, to Option Holders and Warrant Holders and holders of Executive Shares

Dear Shareholder,

1.       INTRODUCTION

On 30 January, 2003 Elan announced that it had agreed to sell its primary care franchise (principally its rights to Sonata and Skelaxin, related inventory and rights to enhanced formulations of these products) to King, and on 24 February, 2003, Elan issued a document to Shareholders seeking their approval for the Disposal.

On 14 March, 2003 Elan announced that it had received a letter from the FTC advising that the Commission had commenced a non-public investigation to determine whether Elan or any other person had engaged in unfair methods of competition with respect to Skelaxin. Notwithstanding the FTC investigation, the Directors of Elan were of the view that all conditions to the Disposal on the Original Terms had been fulfilled and therefore that any refusal by King to complete the transaction was unjustified. On 17 March, 2003 Elan filed a lawsuit against King and certain of its subsidiaries in the Supreme Court of the State of New York to compel King to perform its agreement to complete the transaction. On 18 March, 2003 Elan's Shareholders approved the Disposal on the Original Terms with 99.8% of votes cast in favour of the relevant resolution. However, the transaction did not close and, on 2 April, 2003, King issued a press release stating that it did not plan to proceed with the transaction.

On 8 May, 2003 Elan was advised that the FTC had discontinued that portion of its investigation relating to the listing of US Patent No. 6,407,128, a method of use patent for Skelaxin in the Orange Book. On 19 May, 2003 and prior to the commencement of the trial, Elan and King agreed to proceed with the transaction on amended terms. Effective on the closing of the transaction, all claims under the pending lawsuit will be released and Elan and King will dismiss the lawsuit with prejudice. The Disposal on the

Amended Terms, which is expected to be completed prior to 30 June, 2003, is subject to certain contingencies and other customary closing conditions, including the receipt by Elan of Shareholder approval. If the transaction fails to close, except in the event that Elan does not receive Shareholder approval, the pending litigation may be reinstated.

The purpose of this document is to:

(i) provide you with the full details of the Amended Terms and explain why the Board believes that the Disposal on these terms is in the best interests of the Company and its Shareholders as a whole; and

(ii) seek Shareholder approval at an Extraordinary General Meeting convened for this purpose for the Disposal of the Amended Terms.

The notice convening the Extraordinary General Meeting, at which the relevant Resolution will be considered, is set out at the end of this document.

2.       AMENDED TERMS

The Directors believe that the agreement to settle the lawsuit with King, which will facilitate the Completion of the Disposal, is a critical step in Elan's Recovery Plan. On Completion, the Disposal will bring cumulative gross consideration to date received by Elan from asset divestitures to approximately US$1.6 billion, being in excess of the initial target of US$1.5 billion. Additionally, total contractual and potential future payments to be made by Elan will be reduced by approximately US$443 million, from approximately US$3.1 billion reported at 31 March, 2003 to approximately US$2.6 billion, reflecting the elimination of contractual and potential future payments related to Sonata and Pharma Operating. Total cash balances reported at 31 March, 2003, will increase by approximately US$312 million to approximately US$1.3 billion reflecting net cash proceeds after giving effect to the elimination of the contractual and potential future payments relating to Sonata, Pharma Operating and a final payment of US$20 million in respect of Sonata payable by Elan to Wyeth.

Consideration

While the Original Terms provided for an up-front payment of consideration on Closing by the King parties of approximately US$891 million, which sum included an estimated US$41 million for Sonata and Skelaxin inventory, and also included obligations related to Sonata of approximately US$242 million to be assumed by the King parties at Closing (assuming a closing date of 30 March, 2003), the equivalent provision under the Amended Terms is an up-front payment of consideration on Closing by the King parties of approximately US$750 million. This sum includes the transfer of Sonata and Skelaxin inventory with a value of US$40 million, which is being transferred to King at zero cost, and includes obligations related to Sonata of approximately US$218 million to be assumed by the King parties at Closing (assuming a closing date of 30 June, 2003). Offsetting this reduction in consideration, the Amended Terms provide for a contingent payment to Elan by the King parties on 2 January, 2004 of a further US$25 million, further information in relation to which is set out below. The proposed participation by Elan in future net sales of Skelaxin, further information in relation to which is also set out below, is a further new and attractive feature under the Amended Terms. Provisions relating to payments of up to an additional US$61 million relating to the development of enhanced formulations of Sonata remain unchanged under the Amended Terms. These provisions, together with other arrangements under the Amended Terms, are also summarised below. Save for the Amended Terms as detailed in this letter, no other material amendments have been made to the Original Terms of the Disposal.

o Under the Amended Terms, Elan will receive a US$25 million milestone payment on 2 January, 2004 contingent on the ongoing patent exclusivity of Skelaxin.

o Under the Amended Terms, the Elan parties will receive payments of 5% on the net sales of the current formulation of Skelaxin through 31 December, 2005 and, thereafter, beginning in 2006 and continuing through 3 December, 2021, Elan will receive payments of 10% of net sales of the current formulation of Skelaxin in excess of US$50 million of net sales annually.

o Under the Amended Terms, King has deposited US$400 million in escrow to be released on the earlier of the Closing of the transaction, the termination of the Amendment Agreement, subject to certain conditions, and 24 October, 2003.

o The Amended Terms continue to provide that the Elan parties will receive up to an additional US$61 million in net milestone payments (comprising up to US$86 million in clinical, regulatory and sales milestones less up to US$25 million in milestones that Elan is obligated to pay to a third party) relating to the development of enhanced formulations of Sonata, contingent on the achievement of certain clinical and regulatory events.

o The Amended Terms also continue to provide that Elan's US primary care sales team, comprising approximately 375 employees, will be offered employment by King.

As previously announced on 30 January, 2003, Elan and Pharma Operating have agreed that, contingent on closing of the sale of Sonata, Pharma Operating will, on the closing date, be paid approximately US$200 million (US$225 million less royalty payments on all related products paid or due to Pharma Operating from 1 January, 2003 to the closing of the sale estimated at US$25 million based on a closing date of 30 June, 2003) to acquire the Pharma Operating royalty rights with respect to Sonata and Prialt(TM).

Pre-Tax Gain and Net Cash Proceeds of the Disposal of the Amended Terms

Elan expects that the transaction will result in a pre-tax gain of approximately US$35 million, after taking account of the payment to Pharma Operating, the transfer of inventory to the King parties and after transaction expenses, estimated at US$15 million.

Elan's net cash proceeds under the Amended Terms after giving effect to payments of approximately US$200 million to Pharma Operating in respect of the purchase of royalty rights attaching to Sonata and Prialt(TM), and a final payment of approximately US$20 million in respect of Sonata payable by Elan to Wyeth, will amount to approximately US$312 million. If the Closing takes place after 30 June, 2003 the Elan parties may be required to make additional payments to Wyeth, pursuant to the Elan parties' existing contractual arrangements with Wyeth which remain in force until Closing. However, the net cash consideration due to the Elan parties will in turn be increased by the amount of any such payments.

3.       ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this letter. You are advised to read the whole of this document and not merely to rely on the summarised information set out herein. You are also advised to read the Circular to Shareholders dated 24 February, 2003 which contains additional information relating to the Assets the subject of the Disposal.

4.       EXTRAORDINARY GENERAL MEETING

You will find set out at the end of this document a notice convening an Extraordinary General Meeting of the Company to be held at The Davenport Hotel, Merrion Square, Dublin 2, Ireland at 10.30 a.m. on 12 June, 2003, at which an ordinary resolution to consider, and, if thought fit, approve the Disposal on the Amended Terms will be proposed.

5.       ACTION TO BE TAKEN

You will find enclosed with this document a Form of Proxy for use by Shareholders at the EGM. Your vote is important regardless of the number of shares you own. We encourage you to vote your shares as soon as possible. Please note the following deadlines for voting by proxy:

o Proxies representing registered holders of Ordinary Shares must be received by the Registrar, Computershare Investor Services (Ireland) Limited, at PO Box 954, Business Reply Centre, Dublin 18, Ireland (if delivered by post) or at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland (if delivered by hand), no later than 10.30 a.m. on 10 June, 2003. Completion and return of a Form of Proxy will not preclude Ordinary Shareholders from attending and voting at the meeting in person should they so wish.

o Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR Depositary, The Bank of New York at 101 Barclay Street, New York, NY 10011, United States, no later than the close of business in New York on 6 June, 2003. Details of how to vote by telephone or over the internet are provided on the Form of Proxy.

o Holders of American Depositary Shares in nominee accounts should follow the instructions provided by the bank or broker custodian.

6.   RECOMMENDATION

The Directors have received advice from Morgan Stanley that the financial terms of the Disposal on the Amended Terms are fair and reasonable. In providing advice to the Directors, Morgan Stanley has relied upon the Directors' commercial assessment of the Disposal on the Amended Terms.

The Directors consider the Disposal on the Amended Terms to be in the best interests of the Company and its Shareholders as a whole and that the value of the Assets justifies the consideration receivable on their disposal.

Accordingly, the Directors unanimously recommend Shareholders to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting, as they have indicated their intention to do in respect of their own beneficial holdings which, in aggregate, amount to 2,308,677 Ordinary Shares, representing approximately 0.66% of the existing issued ordinary share capital of the Company.

                                Yours faithfully,

                              GARO H. ARMEN, Ph.D.
                                    Chairman

                       APPENDIX -- ADDITIONAL INFORMATION

(a)  Significant Changes

Save for the Amended Terms as disclosed in the Letter from the Chairman in this document, the lawsuit between Elan and King, and the initiation and partial discontinuance of the FTC investigation, as further described in section 1 of the Letter from the Chairman in this document, the financial results in respect of the three months ended 31 March, 2003 as announced by Elan on 30 April, 2003, and the realisation by Elan of US$89.5 million in cash from its investment in Xcel Pharmaceuticals, Inc. as announced by Elan on 1 April, 2003, there has been no significant change (as defined for this purpose in the Listing Rules) affecting any matter contained in the Circular to Shareholders dated 24 February, 2003 and no other significant new matter has arisen which would have been required to be mentioned in that document if it had arisen at the time of the preparation thereof.

(b)  Consents

(i) Morgan Stanley & Co. Limited of 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its name, and the references thereto in the form and context in which they appear.

     As at 20 May, 2003 (the latest practicable date prior to the publication of this document), Morgan Stanley & Co. Limited, and companies in the Morgan Stanley group, were interested in 706,911 Ordinary Shares in aggregate, representing 0.202% of the existing issued ordinary share capital of the Company.

(ii) Davy Corporate Finance Limited and Davy Stockbrokers, both of Davy House, 49 Dawson Street, Dublin 2, Ireland, have each given and have not withdrawn their written consent to the issue of this document with the inclusion herein of the references to their names in the form and context in which they appear.

     As at 20 May, 2003 (the latest practicable date prior to the publication of this document), Davy Corporate Finance Limited, being the company directly involved in the sponsorship activities of Davy in relation to the Disposal, and directors and employees of Davy directly involved in such sponsorship activities, were interested in 220 Ordinary Shares in aggregate, representing 0.000% of the existing issued ordinary share capital of the Company.

(c)  Miscellaneous

(i) Unless otherwise stated in this document, all references to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii) In this document, the symbol "(euro)" refers to euro, the lawful currency of Ireland pursuant to the provisions of the Economic and Monetary Union Act, 1998. The symbol "US$" or "$" refers to US dollars.

(iii) In this document, words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.

(iv) This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's Recovery Plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the risk that Elan's Shareholders will fail to approve the pending sale of its primary care franchise, that the further conditions necessary to consummate the sale will not be satisfied on a timely basis, or at all, or that the parties to the transaction will terminate the transaction prior to closing; the outcome of the ongoing SEC investigation and Shareholder litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended 31 December, 2001, and in its Reports of Foreign Issuer on Form 6-K. Save as required under the Listing Rules, Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

(d)  Documents Available For Inspection

A copy of the Amendment Agreement, the Circular to Shareholders dated 24 February, 2003 and of this document, will be available for inspection at the offices of A&L Goodbody, International Financial Services Centre, North Wall Quay, Dublin 1, Ireland and A&L Goodbody, Augustine House, Austin Friars, London EC2N 2HA, United Kingdom during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including the date of the Extraordinary General Meeting.

(e)  Availability of the Circular to Shareholders dated 24 February, 2003

Copies of the Circular to Shareholders dated 24 February, 2003 are available on request from Elan's Company Secretary, who can be contacted at telephone number:
+353 1 709 4000.

Dated:  22 May, 2003.

                     NOTICE OF EXTRAORDINARY GENERAL MEETING



                                      elan

                              Elan Corporation, plc

  (Incorporated and Registered in Ireland under the Companies Act, 1963 to 2001
                          -- Registered Number 30356)

Notice is hereby given that an Extraordinary General Meeting of Elan Corporation, plc (the "Company") will be held at 10.30 a.m. on 12 June, 2003 at The Davenport Hotel, Merrion Square, Dublin 2, Ireland, to consider and, if thought fit to pass, the following ordinary resolution.

"That the disposal (the "Disposal") by the Company of rights of Skelaxin(TM) and Sonata(R) and certain associated assets, as identified and described in the circular to Shareholders dated the twenty-fourth day of February, 2003 on the Amended Terms described in the circular to Shareholders dated the twenty-second day of May, 2003 pursuant to an Amended and Restated Asset Purchase Agreement, dated nineteenth May, 2003 by and among the Company and its subsidiaries, Elan Pharmaceuticals, Inc., and Elan Pharma International Limited and King Pharmaceuticals Inc. and its subsidiaries, Jones Pharma Incorporated and Monarch Pharmaceuticals Inc. (the "Amendment Agreement"), be and is hereby approved and that the Directors of the Company, or a duly authorised committee thereof, be and they are hereby authorised to do all such things, attend to all such matters and effect all such acts (including but not limited to, the signing and/or execution of any documents and the approval of the terms of, any such amendments or variations to, the Amendment Agreement and related arrangements, save that no material amendments or variations shall be made thereto) as they may consider necessary, expedient or desirable to complete or give effect to, or otherwise in connection with, any of the Disposal and/or the Amendment Agreement and any matters incidental to any of them."


                              By order of the Board

                                WILLIAM F. DANIEL
                                    Secretary

22 May, 2003

Registered Office:
Lincoln House,
Lincoln Place,
Dublin 2,
Ireland.

Notes:

A member entitled to attend and vote at the above meeting may appoint a proxy to attend, speak and, on a poll, vote instead of him. A proxy need not be a member of the Company.


A Form of Proxy for use at the EGM is enclosed.


o Proxies representing registered holders of Ordinary Shares must be received by the Registrar, Computershare Investor Services (Ireland) Limited, at PO Box 954, Business Reply Centre, Dublin 18, Ireland (if delivered by post) or at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland (if delivered by hand), no later than 10.30 a.m. on 10 June, 2003. Completion and return of a Form of Proxy will not preclude Ordinary Shareholders from attending and voting at the meeting in person should they so wish.


o Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR Depositary, The Bank of New York at 101 Barclay Street, New York, NY 10011, United States, no later than the close of business in New York on 6 June, 2003. Details of how to vote by telephone or over the internet are provided on the Form of Proxy.


o Holders of American Depositary Shares in nominee accounts should follow the instructions provided by the bank or broker custodian.


The Form of Proxy must (i) in the case of an individual member be signed by the member or his/her attorney duly authorised in writing; or (ii) in the case of a body corporate be given either under its common seal or signed on its behalf by its duly authorised officer or attorney.


In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.